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                                                                   Rule 424(a)
                                                    Registration No. 333-50721


                               PHYTOTECH, INC.

                             FIRST SUPPLEMENT TO
                      PRELIMINARY PROSPECTUS SUBJECT TO
                        COMPLETION DATED MAY 1, 1998

                                JUNE 25, 1998


     This First Supplement dated June 25, 1998 to the Preliminary Prospectus, subject to completion, dated May 1, 1998 (the "Preliminary Prospectus"), relates to the proposed public offering of units by Phytotech, Inc. Capitalized terms used in this First Supplement have the meanings given them in the Prospectus unless separately defined herein.

     Phytotech, Inc. (the "Company") is offering 1,700,000 units ("Units"), each Unit consisting of one share of the Company's voting common stock, no par value (the "Common Stock") and one warrant to purchase one share of Common Stock (the "Warrants"). Each Warrant initially entitles the holder to purchase one share of Common Stock at a price of 110% of the initial public offering price of a Unit. It is anticipated that the initial public offering price of a Unit will be $5.00. Due to the reduction in the number of Units offered, the amount of net proceeds to be used for working capital and general corporate purposes will be reduced from the amount stated in the Preliminary Prospectus.

     The Company intends to effect a 1 for 9 reverse split of the Common Stock and Non-Voting Common Stock (the "Reverse Split") effective immediately prior to the effectiveness of the offering. This change from the proposed 1 for 4.5 reverse split as set forth in the Preliminary Prospectus will further reduce by approximately one-half the number of shares of Common Stock outstanding prior to the offering.

     Unless otherwise indicated, all information in the Preliminary Prospectus assumes that the Underwriters' overallotment option is not exercised and gives retroactive effect to: (i) the conversion of all outstanding shares of the Company's Series A Convertible Preferred Stock and Non-Voting Common Stock into an aggregate 823,245 shares of Common Stock effective upon the effectiveness of the offering, (ii) the conversion of promissory notes issued by the Company to certain of its directors in the aggregate principal amount of $229,000, plus accrued interest, into 48,130 Units and (iii) the Reverse Split.

     Assuming the effect of the events described in the preceding paragraph and no exercise of Warrants, Representative's Warrants or outstanding options or warrants to purchase Common Stock, there will be approximately 3,026,375 shares of Common Stock outstanding after the offering.